UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 1)

Bridgewater Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

108621103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 108621103

1.	Names of Reporting Persons Jerry J. Baack

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,485,653(1)(2)(3)

	6.	Shared Voting Power 7,000(4)

	7.	Sole Dispositive Power 1,485,653 (1)(2)(3)

	8.	Shared Dispositive Power 7,000(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,492,653(1)(2)(3)(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.33%(5)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 265,000 shares of common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2023 and excludes 50,000 shares of common stock underlying options that are subject to vesting.

(2)	Includes 5,639 shares of restricted stock units that will vest within 60 days of December 31, 2023. Excludes 32,585 shares of restricted stock units that will not vest within 60 days of December 31, 2023.

(3)	Includes 3,000 shares held by Mr. Baack as custodian for children. Includes 4,200 shares for a dependent child of Mr. Baack.

(4)	Includes 7,000 shares held jointly with Mr. Baack’s spouse.

(5)	Based on 27,748,965 shares of common stock outstanding as of December 31, 2023, as reflected in the Issuer’s Form 8-K dated January 24, 2024, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 24, 2024.

Item 1.
	(a)	Name of Issuer Bridgewater Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416

Item 2.
	(a)	Name of Person Filing Jerry J. Baack
	(b)	Address of Principal Business Office or, if none, Residence 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 108621103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,492,653 (6)(7)(8)(9)
(b) Percent of class: 5.33%(10)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,485,653 (6)(7)(8)
(ii) Shared power to vote or to direct the vote 7,000(9)
(iii) Sole power to dispose or to direct the disposition of 1,485,653 (6)(7)(8)
(iv) Shared power to dispose or to direct the disposition of 7,000(9)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

(6)	Includes 265,000 shares of common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2023 and excludes 50,000 shares of common stock underlying options that are subject to vesting.

(7)	Includes 5,639 shares of restricted stock units that will vest within 60 days of December 31, 2023. Excludes 32,585 shares of restricted stock units that will not vest within 60 days of December 31, 2023.

(8)	Includes 3,000 shares held by Mr. Baack as custodian for children. Includes 4,200 shares for a dependent child of Mr. Baack.

(9)	Includes 7,000 shares held jointly with Mr. Baack’s spouse.

(10)	Based on 27,748,965 shares of common stock outstanding as of December 31, 2023, as reflected in the Issuer’s Form 8-K dated January 24, 2024, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 24, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2024
Date
/S/ Ben Klocke
Signature
Ben Klocke, attorney-in-fact for Jerry J. Baack**
Name/Title

**Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Schedule 13G filed by Jerry J. Baack on February 7, 2023.